UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 22, 2008

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction	**(Commission File Number)**	**(IRS Employer**
of Incorporation)		**Identification No.)**

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   Results of Operations and Financial Condition.

On October 22, 2008, McDonald's Corporation (the "Company") issued an investor release reporting the Company's results for the third quarter and nine months ended September 30, 2008. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the quarter and nine months ended September 30, 2008. The information furnished under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01.   Financial Statements and Exhibits.

(d) *Exhibits.*

99.1   Investor Release of McDonald's Corporation issued October 22, 2008:
        McDonald's Global Comparable Sales Fuel Strong Third Quarter Results

99.2   McDonald's Corporation: Supplemental Information, Quarter and Nine Months Ended September 30, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: October 22, 2008

By: /s/ Michael Soenke

Michael Soenke
Corporate Vice President –
Assistant Controller

Exhibit Index

Exhibit No. 99.1   Investor Release of McDonald's Corporation issued October 22, 2008:
                    McDonald's Global Comparable Sales Fuel Strong Third Quarter Results

Exhibit No. 99.2   McDonald's Corporation: Supplemental Information, Quarter and Nine Months Ended September 30, 2008

Exhibit 99.1



FOR IMMEDIATE RELEASE
10/22/08

FOR MORE INFORMATION CONTACT:
Investors: Mary Kay Shaw, 630-623-7559
Media: Heidi Barker, 630-623-3791

MCDONALD'S GLOBAL COMPARABLE SALES FUEL STRONG THIRD QUARTER RESULTS

OAK BROOK, IL — McDonald's Corporation today announced strong operating results for the third quarter, driven by global comparable sales growth of 7.1%.

"The strength of McDonald's ongoing results is a testament to our multi-dimensional Plan to Win, which features quality food, compelling value at every level of our menu and dependable convenience," said Chief Executive Officer Jim Skinner. "Our unwavering commitment to providing an outstanding restaurant experience to every customer, every time is driving comparable sales momentum and profitability growth in each area of the world."

McDonald's reported the following third quarter highlights:

- Global comparable sales increased 7.1%

- Continued growth in consolidated Company-operated and franchised restaurant margins

- Consolidated operating income increased 20% (15% in constant currencies)

- Earnings per share from continuing operations of $1.05, a 27% increase (22% in constant currencies) over the prior year

- Quarterly cash dividend increased 33% to $0.50 per share—the equivalent of $2.00 per share annually, and the Company repurchased $1 billion of its stock

Jim Skinner continued, "Our dedication to building our business by being better, not just bigger continues to strengthen our global performance. For the quarter, we delivered strong comparable sales, higher margin dollars and a double-digit operating income increase."

McDonald's U.S. delivered its highest sales increase of 2008, with third quarter comparable sales up 4.7% and operating income growth of 9%. Throughout the quarter, the U.S. featured core menu classics including the Big Mac, Southern-style chicken products and value-based beverages that offer menu variety and everyday affordability that resonate with consumers.

Building on its momentum, Europe generated strong top-line sales in virtually every market, posting a comparable sales increase of 8.2% along with operating income growth of 23% (14% in constant currencies) for the quarter. Alignment behind Europe's key priorities of enhancing local relevance, upgrading the customer and employee experience and building brand transparency continue to deliver robust results for the segment.

Asia/Pacific, Middle East and Africa's third quarter performance reflected broad-based strength across the segment, led by Australia and China. Operating income rose 28% (21% in constant currencies) for the quarter, fueled by a 7.8% comparable sales increase. Across Asia/Pacific, Middle East and Africa, the growth drivers of convenience, core menu extensions, breakfast, value and operations excellence are continuing to deliver results.

Skinner added, "Disciplined financial practices are the foundation of our enduring performance and provide critical support to our strategies. Demonstrating confidence in our continued momentum, we recently increased our dividend 33%, bringing our annualized dividend to $2.00 per share. As we enter the final quarter of the year, October sales trends remain strong and I am optimistic about McDonald's outlook. McDonald's is a strong, stable global business and remains well positioned to generate long-term profitable growth for our System and our shareholders."

KEY HIGHLIGHTS – CONSOLIDATED
Dollars in millions, except per share data

	Quarters ended September 30,			Nine months ended September 30,		
	2008	2007*	% Inc	2008	2007**	% Inc
Revenues	$6,267.3	$5,900.9	6	$17,957.4	$17,033.0	5
Operating income	1,823.7	1,524.8	20	4,940.7	2,524.4	96
Income from continuing operations	1,191.3	1,003.7	19	3,327.9	1,061.8	n/m
Income from discontinued operations		67.5	n/m		60.1	n/m
Net income	1,191.3	1,071.2	11	3,327.9	1,121.9	n/m
Earnings per share from continuing operations-diluted	1.05	0.83	27	2.89	0.87	n/m
Earnings per share from discontinued operations-diluted		0.06	n/m		0.05	n/m
Earnings per share-diluted	1.05	0.89	18	2.89	0.92	n/m

n/m Not meaningful

In August 2007, the Company completed the sale of its businesses in Brazil, Argentina, Mexico, Puerto Rico, Venezuela and 13 other countries in Latin America and the Caribbean to a developmental licensee organization. The Company refers to these markets as "Latam." Under the new ownership structure, the Company now receives only royalties in these markets instead of a combination of Company-operated sales and franchised rents and royalties.

In addition to the reported results for the quarter and nine months ended September 30, 2007 shown above, consolidated results for these periods are presented throughout this report excluding the impact of the Latam transaction. Management believes the Latam transaction and the associated charges are not indicative of ongoing operations due to the size and scope of the transaction. Management believes that the adjusted results better reflect the underlying business trends relevant to the periods presented.

The following tables present reconciliations of the key consolidated highlights for the quarters and nine months ended September 30, 2008 and 2007 to the highlights excluding the net impact of the impairment charge from the Latam transaction.

Quarters ended September 30,	2008	2007*	Latam Transaction*	2007 Excluding Latam Transaction	Adjusted % Inc	Currency Translation Benefit	Adjusted % Inc Excluding Currency Translation
Revenues	$6,267.3	$5,900.9		$5,900.9	6	$204.8	3
Operating income	1,823.7	1,524.8	$(45.5)	1,570.3	16	73.5	11
Income from continuing operations	1,191.3	1,003.7	3.9	999.8	19	44.7	15
Income from discontinued operations		67.5		67.5	n/m		n/m
Net income	1,191.3	1,071.2	3.9	1,067.3	12	44.7	7
Earnings per share from continuing operations-diluted	1.05	0.83	—	0.83	27	0.04	22
Earnings per share from discontinued operations-diluted		0.06		0.06	n/m		n/m
Earnings per share-diluted	1.05	0.89	0.01	0.88	19	0.04	15

Nine months ended September 30,	2008	2007**	Latam Transaction**	2007 Excluding Latam Transaction	Adjusted % Inc	Currency Translation Benefit	Adjusted % Inc Excluding Currency Translation
Revenues	$17,957.4	$17,033.0		$17,033.0	5	$925.2	—
Operating income	4,940.7	2,524.4	$(1,639.9)	4,164.3	19	282.0	12
Income from continuing operations	3,327.9	1,061.8	(1,577.7)	2,639.5	26	178.8	19
Income from discontinued operations		60.1		60.1	n/m		n/m
Net income	3,327.9	1,121.9	(1,577.7)	2,699.6	23	178.8	17
Earnings per share from continuing operations-diluted	2.89	0.87	(1.30)	2.17	33	0.15	26
Earnings per share from discontinued operations-diluted		0.05		0.05	n/m		n/m
Earnings per share-diluted	2.89	0.92	(1.30)	2.22	30	0.15	23

n/m Not meaningful

* Included impairment and other charges of $52.7 million, partly offset by a benefit of $7.2 million due to eliminating depreciation on the assets in Latam in mid-April 2007, and a tax benefit of $49.4 million.

** Included impairment and other charges of $1,664.6 million, partly offset by a benefit of $24.7 million due to eliminating depreciation on the assets in Latam in mid-April 2007, and a tax benefit of $62.2 million.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all restaurants, including those operated by the Company, franchisees and affiliates, in operation at least thirteen months including those temporarily closed, excluding the impact of currency translation. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends. The number of weekdays, weekend days and timing of holidays, referred to as the calendar shift/trading day adjustment, can impact our reported comparable sales.

Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases certain incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

RELATED COMMUNICATIONS

McDonald's Corporation will broadcast its investor conference call live over the Internet at 9:30 a.m. Central Time on October 22, 2008. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast and podcast available for a limited time.

See Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter and nine months ended September 30, 2008.

The Company plans to release October 2008 sales information on November 10, 2008.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data			Inc /(Dec)	
Quarters ended September 30,	2008	2007	$	%
Revenues				
Sales by Company-operated restaurants	$4,411.1	$4,276.2	134.9	3
Revenues from franchised and affiliated restaurants	1,856.2	1,624.7	231.5	14
TOTAL REVENUES	6,267.3	5,900.9	366.4	6
Operating costs and expenses				
Company-operated restaurant expenses	3,587.2	3,492.3	94.9	3
Franchised restaurants–occupancy expenses	316.9	287.4	29.5	10
Selling, general & administrative expenses	582.1	569.4	12.7	2
Impairment and other charges, net		52.7	(52.7)	n/m
Other operating (income) expense, net	(42.6)	(25.7)	(16.9)	(66)
Total operating costs and expenses	4,443.6	4,376.1	67.5	2
OPERATING INCOME	1,823.7	1,524.8	298.9	20
Interest expense	131.6	97.9	33.7	34
Nonoperating (income) expense, net	(6.8)	(26.7)	19.9	75
Income from continuing operations before provision for income taxes	1,698.9	1,453.6	245.3	17
Provision for income taxes	507.6	449.9	57.7	13
Income from continuing operations	1,191.3	1,003.7	187.6	19
Income from discontinued operations (net of taxes of $39.5)		67.5	(67.5)	n/m
NET INCOME	$1,191.3	$1,071.2	120.1	11
Earnings per share-diluted				
Continuing operations	$ 1.05	$ 0.83	0.22	27
Discontinued operations		0.06	(0.06)	n/m
EARNINGS PER SHARE-DILUTED	$ 1.05	$ 0.89	0.16	18
Weighted average shares outstanding-diluted	1,136.0	1,207.1	(71.1)	(6)

n/m Not meaningful

#

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data

			Inc /(Dec)	
Nine months ended September 30,	**2008**	**2007**	**$**	**%**
Revenues				
Sales by Company-operated restaurants	$12,705.9	$12,507.8	198.1	2
Revenues from franchised and affiliated restaurants	5,251.5	4,525.2	726.3	16
TOTAL REVENUES	17,957.4	17,033.0	924.4	5
Operating costs and expenses				
Company-operated restaurant expenses	10,462.0	10,343.8	118.2	1
Franchised restaurants–occupancy expenses	932.0	844.6	87.4	10
Selling, general & administrative expenses	1,733.2	1,706.5	26.7	2
Impairment and other charges, net	1.0	1,666.6	(1,665.6)	(100)
Other operating (income) expense, net	(111.5)	(52.9)	(58.6)	n/m
Total operating costs and expenses	13,016.7	14,508.6	(1,491.9)	(10)
OPERATING INCOME	4,940.7	2,524.4	2,416.3	96
Interest expense	406.4	296.9	109.5	37
Nonoperating (income) expense, net	(66.5)	(60.3)	(6.2)	(10)
Gain on sale of investment	(160.1)		(160.1)	n/m
Income from continuing operations before provision for income taxes	4,760.9	2,287.8	2,473.1	n/m
Provision for income taxes	1,433.0	1,226.0	207.0	17
Income from continuing operations	3,327.9	1,061.8	2,266.1	n/m
Income from discontinued operations (net of taxes of $34.5)		60.1	(60.1)	n/m
NET INCOME	$ 3,327.9	$ 1,121.9	2,206.0	n/m
Earnings per share-diluted				
Continuing operations	$ 2.89	$ 0.87	2.02	n/m
Discontinued operations		0.05	(0.05)	n/m
EARNINGS PER SHARE-DILUTED	$ 2.89	$ 0.92	1.97	n/m
Weighted average shares outstanding-diluted	1,150.4	1,216.3	(65.9)	(5)

n/m Not meaningful

# # #

Exhibit 99.2

McDonald's Corporation
Supplemental Information
Quarter and Nine Months Ended September 30, 2008

Key Highlights - Consolidated	1
Net Income and Diluted Earnings per Share	2
Conversion of Certain Markets to Developmental License	2
Impact of Foreign Currency Translation	3
Revenues	4
Restaurant Margins	8
Selling, General & Administrative Expenses	9
Impairment and Other Charges, Net	9
Other Operating (Income) Expense, Net	9
Operating Income	10
Interest Expense	10
Nonoperating (Income) Expense, Net	11
Gain on Sale of Investment	11
Income Taxes	11
Discontinued Operations	12
Outlook	12
Restaurant Information	13
Risk Factors and Cautionary Statement Regarding Forward-Looking Statements	15

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to McDonald's Corporation's results for the third quarter and nine months ended September 30, 2008. This exhibit should be read in conjunction with Exhibit 99.1.

Key Highlights—Consolidated

KEY HIGHLIGHTS – CONSOLIDATED
Dollars in millions, except per share data

	Quarters ended September 30,			Nine months ended September 30,		
	2008	2007*	% Inc	2008	2007**	% Inc
Revenues	$6,267.3	$5,900.9	6	$17,957.4	$17,033.0	5
Operating income	1,823.7	1,524.8	20	4,940.7	2,524.4	96
Income from continuing operations	1,191.3	1,003.7	19	3,327.9	1,061.8	n/m
Income from discontinued operations		67.5	n/m		60.1	n/m
Net income	1,191.3	1,071.2	11	3,327.9	1,121.9	n/m
Earnings per share from continuing operations-diluted	1.05	0.83	27	2.89	0.87	n/m
Earnings per share from discontinued operations-diluted		0.06	n/m		0.05	n/m
Earnings per share-diluted	1.05	0.89	18	2.89	0.92	n/m

n/m Not meaningful

In August 2007, the Company completed the sale of its businesses in Brazil, Argentina, Mexico, Puerto Rico, Venezuela and 13 other countries in Latin America and the Caribbean to a developmental licensee organization. The Company refers to these markets as "Latam." Under the new ownership structure, the Company now receives only royalties in these markets instead of a combination of Company-operated sales and franchised rents and royalties.

In addition to the reported results for the quarter and nine months ended September 30, 2007 shown above, consolidated results for these periods are presented throughout this report excluding the impact of the Latam transaction. Management believes the Latam transaction and the associated charges are not indicative of ongoing operations due to the size and scope of the transaction. Management believes that the adjusted results better reflect the underlying business trends relevant to the periods presented.

The following tables present reconciliations of the key consolidated highlights for the quarters and nine months ended September 30, 2008 and 2007 to the highlights excluding the net impact of the impairment charge from the Latam transaction.

Quarters ended September 30,	2008	2007*	Latam Transaction*	2007 Excluding Latam Transaction	Adjusted % Inc	Currency Translation Benefit	Adjusted % Inc Excluding Currency Translation
Revenues	$6,267.3	$5,900.9		$5,900.9	6	$204.8	3
Operating income	1,823.7	1,524.8	$(45.5)	1,570.3	16	73.5	11
Income from continuing operations	1,191.3	1,003.7	3.9	999.8	19	44.7	15
Income from discontinued operations		67.5		67.5	n/m		n/m
Net income	1,191.3	1,071.2	3.9	1,067.3	12	44.7	7
Earnings per share from continuing operations-diluted	1.05	0.83	—	0.83	27	0.04	22
Earnings per share from discontinued operations-diluted		0.06		0.06	n/m		n/m
Earnings per share-diluted	1.05	0.89	0.01	0.88	19	0.04	15

Nine months ended September 30,	2008	2007**	Latam Transaction**	2007 Excluding Latam Transaction	Adjusted % Inc	Currency Translation Benefit	Adjusted % Inc Excluding Currency Translation
Revenues	$17,957.4	$17,033.0		$17,033.0	5	$925.2	—
Operating income	4,940.7	2,524.4	$(1,639.9)	4,164.3	19	282.0	12
Income from continuing operations	3,327.9	1,061.8	(1,577.7)	2,639.5	26	178.8	19
Income from discontinued operations		60.1		60.1	n/m		n/m
Net income	3,327.9	1,121.9	(1,577.7)	2,699.6	23	178.8	17
Earnings per share from continuing operations-diluted	2.89	0.87	(1.30)	2.17	33	0.15	26
Earnings per share from discontinued operations-diluted		0.05		0.05	n/m		n/m
Earnings per share-diluted	2.89	0.92	(1.30)	2.22	30	0.15	23

n/m Not meaningful

* Included impairment and other charges of $52.7 million, partly offset by a benefit of $7.2 million due to eliminating depreciation on the assets in Latam in mid-April 2007, and a tax benefit of $49.4 million.

** Included impairment and other charges of $1,664.6 million, partly offset by a benefit of $24.7 million due to eliminating depreciation on the assets in Latam in mid-April 2007, and a tax benefit of $62.2 million.

Net Income and Diluted Earnings per Share

For the third quarter and nine months ended September 2008, net income was $1,191.3 million and $3,327.9 million, respectively, and diluted earnings per share were $1.05 and $2.89, respectively. Results for the nine months benefited by $109.0 million or $0.09 per share gain on the sale of the Company's minority interest in Pret A Manger.

For the third quarter 2007, net income was $1,071.2 million and diluted earnings per share were $0.89. In August 2007, the Company sold its investment in Boston Market. As a result, Boston Market's results of operations and transaction gain are reflected as income from discontinued operations of $67.5 million or $0.06 per share. Income from continuing operations was $1,003.7 million or $0.83 per share. These results included a net benefit of $3.9 million related to the Company's sale of its business in Latam to a developmental licensee.

For the first nine months of 2007, net income was $1,121.9 million and diluted earnings per share were $0.92, which included income from continuing operations of $1,061.8 million or $0.87 per share and $60.1 million or $0.05 per share of income from discontinued operations related to Boston Market. The 2007 results included $1,577.7 million or $1.30 per share of net expense related to the Latam transaction. This reflects an impairment charge of $1.32 per share, partly offset by a $0.02 per share benefit due to eliminating depreciation in mid-April 2007 on the assets in Latam. Excluding the impact of the Latam transaction, income from continuing operations was $2,639.5 million and diluted earnings per share from continuing operations were $2.17.

During the third quarter 2008, the Company repurchased 16.9 million shares of its stock for $1.0 billion, bringing the total repurchases for the first nine months of 2008 to 67.3 million shares or $3.8 billion. During the third quarter 2008, the Company paid a quarterly dividend of $0.375 per share or $417.6 million, bringing the total dividends paid for the first nine months of 2008 to $1.3 billion.

Conversion of Certain Markets to Developmental License

In August 2007, the Company completed the sale of its businesses in Brazil, Argentina, Mexico, Puerto Rico, Venezuela and 13 other countries in Latin America and the Caribbean, which totaled 1,571 restaurants, to a developmental licensee organization. Under a developmental license, a local licensee owns the business, including the real estate, and uses his/her capital and local knowledge to build the McDonald's Brand and optimize sales and profitability over the long term. Under this arrangement, the Company collects a royalty, which varies by market, based on a percent of sales, but does not invest any capital. As a result of the Latam transaction, the Company receives only royalties in these markets instead of a combination of Company-operated sales and franchised rents and royalties.

The buyers of the Company's operations in Latam have entered into a 20-year master franchise agreement that requires the buyers, among other obligations, to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants in these markets, substantially consistent with market rates for similar license arrangements.

Based on approval by the Company's Board of Directors on April 17, 2007, the Company concluded Latam was "held for sale" as of that date in accordance with the requirements of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets*. As a result, the Company recorded an impairment charge of approximately $1.6 billion in the second quarter of 2007, substantially all of which was noncash. In the third quarter 2007, the Company recorded an additional $53 million of charges in connection with the transaction. The total charges for the nine months included the difference between the net book value of the Latam business and cash proceeds, less costs of disposal. This loss in value was primarily due to a historically difficult economic environment coupled with volatility experienced in many of the markets included in this transaction. The charges also included historical foreign currency translation losses recorded in shareholders' equity. The Company recorded a tax benefit of $62 million in connection with this transaction. The tax benefit was minimal for the nine months 2007 due to the Company's inability to utilize most of the capital losses generated by this transaction. As a result of meeting the "held for sale" criteria, the Company ceased recording depreciation expense with respect to Latam effective April 17, 2007. In connection with the sale, the Company agreed to indemnify the buyers for certain tax and other claims, certain of which are reflected as liabilities on McDonald's consolidated balance sheet.

Impact of Foreign Currency Translation

Management reviews and analyzes business results excluding the effect of foreign currency translation and bases certain incentive compensation plans on these results because they believe this better represents the Company's underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters ended September 30,	2008	2007	Currency Translation Benefit / (Loss) 2008
Revenues	$6,267.3	$5,900.9	$204.8
Combined restaurant margins*	2,363.2	2,121.2	81.9
Selling, general & administrative expenses	582.1	569.4	(10.9)
Operating income**	1,823.7	1,570.3	73.5
Income from continuing operations**	1,191.3	999.8	44.7
Net income**	1,191.3	1,067.3	44.7
Earnings per share from continuing operations – diluted**	1.05	0.83	0.04
Earnings per share – diluted**	1.05	0.88	0.04

Nine months ended September 30,	2008	2007	Currency Translation Benefit / (Loss) 2008
Revenues	$17,957.4	$17,033.0	$925.2
Combined restaurant margins*	6,563.4	5,844.6	335.4
Selling, general & administrative expenses	1,733.2	1,706.5	(58.8)
Operating income**	4,940.7	4,164.3	282.0
Income from continuing operations**	3,327.9	2,639.5	178.8
Net income**	3,327.9	2,699.6	178.8
Earnings per share from continuing operations – diluted**	2.89	2.17	0.15
Earnings per share – diluted**	2.89	2.22	0.15

*   Reflects both franchised and Company-operated margin dollars

**   2007 results exclude the impact of the Latam transaction in order to provide management's view of the underlying business performance

Foreign currency translation had a positive impact on consolidated revenues and operating income for the quarter and nine months, driven by the Euro and most other currencies, partly offset by the British Pound.

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees and affiliates. These fees primarily include rent and/or royalties that are based on a percent of sales, with specified minimum rent payments.

REVENUES
Dollars in millions

Quarters ended September 30,	2008	2007	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$1,185.0	$1,199.7	(1)	(1)
Europe	2,007.1	1,818.4	10	5
APMEA*	992.7	834.7	19	14
Other Countries & Corporate**	226.3	423.4	(47)	(47)
Total	$4,411.1	$4,276.2	3	—
Franchised and affiliated revenues				
U.S.	$ 899.4	$ 833.3	8	8
Europe	681.8	565.5	21	12
APMEA*	150.6	122.3	23	18
Other Countries & Corporate**	124.4	103.6	20	16
Total	$1,856.2	$1,624.7	14	11
Total revenues				
U.S.	$2,084.4	$2,033.0	3	3
Europe	2,688.9	2,383.9	13	6
APMEA*	1,143.3	957.0	19	15
Other Countries & Corporate**	350.7	527.0	(33)	(34)
Total	$6,267.3	$5,900.9	6	3

Nine months ended September 30,	2008	2007	% Inc/ (Dec)	% Inc/(Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$ 3,490.1	$ 3,491.7	—	—
Europe	5,752.3	4,965.5	16	7
APMEA*	2,801.9	2,306.2	21	15
Other Countries & Corporate**	661.6	1,744.4	(62)	(65)
Total	$12,705.9	$12,507.8	2	(4)
Franchised and affiliated revenues				
U.S.	$ 2,557.1	$ 2,399.0	7	7
Europe	1,918.4	1,525.0	26	13
APMEA*	431.7	333.1	30	19
Other Countries & Corporate**	344.3	268.1	28	19
Total	$ 5,251.5	$ 4,525.2	16	10
Total revenues				
U.S.	$ 6,047.2	$ 5,890.7	3	3
Europe	7,670.7	6,490.5	18	8
APMEA*	3,233.6	2,639.3	23	15
Other Countries & Corporate**	1,005.9	2,012.5	(50)	(54)
Total	$17,957.4	$17,033.0	5	—

*   APMEA represents Asia/Pacific, Middle East and Africa

**   Other Countries & Corporate represents operations in Canada and Latin America, as well as Corporate activities

- **Consolidated:** Revenues increased 6% (3% in constant currencies) for the quarter and 5% (flat in constant currencies) for the nine months, primarily due to positive comparable sales in all segments. Revenue growth was offset by the impact of the Company's August 2007 Latam transaction as well as the impact of the refranchising strategy, occurring primarily in certain of the Company's major markets. As a result of the Latam transaction, the Company now receives royalties based on a percent of sales in these markets. The Latam transaction and the refranchising strategy resulted in a higher proportion of franchised and affiliated restaurants compared with the prior year.

- **U.S.:** The increase in revenues for the quarter and nine months was primarily driven by our market-leading breakfast business, the ongoing appeal of new products and continued focus on everyday value. These increases were partly offset by the impact of the refranchising strategy.

- **Europe:** The constant currency increase in revenues for the quarter and nine months was primarily due to strong comparable sales in Russia (which is entirely Company-operated), France and the U.K., as well as positive comparable sales in substantially all other markets. These increases were partly offset by the impact of the refranchising strategy, primarily in the U.K.

- **APMEA:** The constant currency increase in revenues for the quarter and nine months was primarily driven by strong comparable sales in Australia and China, as well as positive comparable sales throughout the segment. In addition, expansion in China contributed to the increase.

5

Comparable sales are a key performance indicator used within the retail industry and are reviewed by management to assess business trends. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, including those operated by the Company, franchisees and affiliates, in operation at least thirteen months, including those temporarily closed.

COMPARABLE SALES

| | % Increase | | | | | |
| | Months Ended September 30, * | | Quarters Ended September 30, | | Nine Months Ended September 30,** | |
	2008	2007	2008	2007	2008	2007
U.S.	2.8	3.5	4.7	5.1	3.7	4.9
Europe	5.0	5.7	8.2	6.5	8.8	7.4
APMEA	5.9	12.0	7.8	11.4	8.6	10.3
Other Countries & Corporate	9.1	9.1	13.6	9.5	13.6	10.2
Total comparable sales	4.5	5.9	7.1	6.9	6.8	6.9

* The number of weekdays, weekend days and timing of holidays can impact our reported comparable sales. This calendar shift/trading day adjustment varied by area of the world, ranging from -3.6% to -1.1% in September 2008. For October 2008, we expect the calendar shift/trading day adjustment to vary by area of the world, ranging from 0.6% to 1.4%.

** On a consolidated basis, comparable guest counts increased 3.3% and 4.1% for the nine months 2008 and 2007, respectively.

The following tables present Systemwide sales growth rates along with franchised and affiliated sales for the quarter. Systemwide sales include sales at all restaurants, whether operated by the Company, by franchisees or by affiliates. While sales by franchisees and affiliates are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised and affiliated revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES

| | Month Ended September 30, 2008 | | Quarter Ended September 30, 2008 | | Nine Months Ended September 30, 2008 | |
	% Inc	% Inc Excluding Currency Translation	% Inc	% Inc Excluding Currency Translation	% Inc	% Inc Excluding Currency Translation
U.S.	4	4	6	6	5	5
Europe	8	7	18	10	22	11
APMEA	12	9	17	11	21	11
Other Countries & Corporate	11	10	20	15	25	15
Total	7	6	12	9	14	8

FRANCHISED AND AFFILIATED SALES
Dollars in millions

Quarters ended September 30,	2008	2007	% Inc	% Inc Excluding Currency Translation
U.S.	$ 6,597.2	$ 6,166.6	7	7
Europe	3,935.4	3,238.6	22	13
APMEA*	2,271.9	1,954.8	16	9
Other Countries & Corporate**	1,544.0	1,048.4	47	40
Total***	$14,348.5	$12,408.4	16	12

*   Included $951.6 million and $874.7 million in 2008 and 2007, respectively, of unconsolidated affiliated sales, primarily in Japan.

**   The increase is primarily due to the August 2007 Latam transaction.

***   Included $1,715.6 million and $1,546.9 million in 2008 and 2007, respectively, of unconsolidated affiliated sales, primarily in Japan and the U.S.

Nine months ended September 30,	2008	2007	% Inc	% Inc Excluding Currency Translation
U.S.	$18,794.9	$17,818.2	5	5
Europe	10,983.1	8,760.8	25	13
APMEA*	6,584.7	5,425.2	21	10
Other Countries & Corporate**	4,277.7	2,221.2	93	77
Total***	$40,640.4	$34,225.4	19	13

*   Included $2,826.7 million and $2,455.6 million in 2008 and 2007, respectively, of unconsolidated affiliated sales, primarily in Japan.

**   The increase is primarily due to the August 2007 Latam transaction.

***   Included $4,992.3 million and $4,400.2 million in 2008 and 2007, respectively, of unconsolidated affiliated sales, primarily in Japan and the U.S.

Restaurant Margins

FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS
Dollars in millions

Quarters ended September 30,	Percent		Amount		% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
	2008	2007	2008	2007		
Franchised						
U.S.	83.7	83.2	$ 753.0	$ 692.9	9	9
Europe	79.7	79.4	543.6	449.3	21	12
APMEA	89.7	88.4	135.1	108.1	25	20
Other Countries & Corporate	86.6	84.0	107.6	87.0	24	19
Total	82.9	82.3	$1,539.3	$1,337.3	15	11
Company-operated						
U.S.	18.2	18.4	$ 216.1	$ 220.2	(2)	(2)
Europe	20.0	19.5	400.7	354.8	13	6
APMEA	17.0	15.8	168.4	132.2	27	22
Other Countries & Corporate	17.1	18.1	38.7	76.7	(50)	(50)
Total	18.7	18.3	$ 823.9	$ 783.9	5	1

Nine months ended September 30,	Percent		Amount		% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
	2008	2007	2008	2007		
Franchised						
U.S.	83.2	82.8	$2,127.0	$1,985.6	7	7
Europe	78.7	77.9	1,509.7	1,187.3	27	14
APMEA	89.3	88.0	385.4	293.2	31	20
Other Countries & Corporate	86.4	80.0	297.4	214.5	39	28
Total	82.3	81.3	$4,319.5	$3,680.6	17	12
Company-operated						
U.S.	18.4	18.6	$ 640.9	$ 649.6	(1)	(1)
Europe	18.1	17.8	1,040.2	882.4	18	8
APMEA	16.4	15.0	458.8	346.8	32	24
Other Countries & Corporate	15.7	16.3	104.0	285.2	(64)	(66)
Total	17.7	17.3	$2,243.9	$2,164.0	4	(2)

- **Franchised:** Franchised margin dollars increased $202.0 million or 15% (11% in constant currencies) for the quarter and $638.9 million or 17% (12% in constant currencies) for the nine months. The Latam transaction and the refranchising strategy contributed to the growth in franchised margin dollars in both periods. For both periods, the franchised margin percent was positively impacted by the Latam transaction and negatively impacted by the refranchising strategy, resulting in a minimal net impact.

  - **U.S., Europe and APMEA:** The increase in the franchised margin percent for the quarter and nine months for each segment was primarily driven by positive comparable sales.

  - **Other Countries & Corporate:** Latin America's franchised margin percent for the quarter and nine months increased as a result of the sale of Latam in third quarter 2007. The Company receives royalties based on a percent of sales in these markets.

- **Company-operated:** Company-operated margin dollars increased $40.0 million or 5% (1% in constant currencies) for the quarter and $79.9 million or 4% (decreased 2% in constant currencies) for the nine months. As a result of the Latam transaction in August 2007, there are no Company-operated restaurants remaining in Latin America. This transaction and the refranchising strategy negatively impacted the Company-operated margin dollars. The refranchising strategy had a positive impact on the margin percent for the quarter and nine months.

  - **U.S.:** The Company-operated margin percent decreased slightly for the quarter and nine months as higher commodity and other costs offset positive comparable sales.

- *Europe:* The Company-operated margin percent increased for the quarter and nine months primarily due to high margin markets such as Russia and France experiencing higher sales growth relative to the overall segment. Higher commodity and labor costs in both periods offset strong comparable sales in most markets.

- *APMEA:* The Company-operated margin percent for the quarter and nine months increased due to strong comparable sales in most markets, partly offset by higher commodity and labor costs.

The following table presents margin components as a percent of sales.

COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
Food & paper	33.8	32.9	33.5	33.1
Payroll & employee benefits	25.3	25.7	26.1	25.9
Occupancy & other operating expenses	22.2	23.1	22.7	23.7
Total expenses	81.3	81.7	82.3	82.7
Company-operated margins	18.7	18.3	17.7	17.3

Selling, General & Administrative Expenses

- Selling, general & administrative expenses increased 2% (flat in constant currencies) for the quarter and increased 2% (decreased 2% in constant currencies) for the nine months. The constant currency change in selling, general & administrative expenses benefited by 2 percentage points for the quarter and 5 percentage points for the nine months due to the Latam transaction. Costs related to the Beijing Summer Olympics impacted both periods and costs from the Company's biennial Worldwide Owner/Operator Convention impacted the nine months. Selling, general & administrative expenses as a percent of revenues decreased to 9.7% for the nine months 2008 compared with 10.0% for 2007 and as a percent of Systemwide sales decreased to 3.2% for 2008 compared with 3.7% for 2007.

Impairment and Other Charges, Net

- In the third quarter and nine months of 2007, the Company recorded $52.7 million and $1.7 billion of expense, respectively, primarily related to the Company's sale of its Latam business to a developmental licensee organization.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
Gains on sales of restaurant businesses	$(30.5)	$(18.9)	$ (73.8)	$(54.2)
Equity in earnings of unconsolidated affiliates	(42.3)	(43.2)	(91.8)	(90.2)
Asset dispositions and other expense	30.2	36.4	54.1	91.5
Total	$(42.6)	$(25.7)	$(111.5)	$(52.9)

- Asset dispositions and other expense for the nine months included income of $17.8 million due to the partial recovery of prior years' sales taxes in the U.K. in 2008. In addition, results for the nine months 2007 reflected higher losses on restaurant closings and property disposals.

Operating Income

OPERATING INCOME
Dollars in millions

Quarters ended September 30,	2008	2007	% Inc	% Inc Excluding Currency Translation
U.S.	$ 815.5	$ 750.5	9	9
Europe	769.1	627.4	23	14
APMEA	234.1	182.4	28	21
Other Countries & Corporate	5.0	(35.5)	n/m	n/m
Total	$1,823.7	$1,524.8	20	15
Latam transaction		45.5		
Total excluding Latam transaction*	$1,823.7	$1,570.3	16	11

Nine months ended September 30,	2008	2007	% Inc	% Inc Excluding Currency Translation
U.S.	$2,294.3	$ 2,154.0	7	7
Europe	2,018.1	1,542.2	31	18
APMEA	642.9	471.1	36	25
Other Countries & Corporate	(14.6)	(1,642.9)	99	98
Total	$4,940.7	$ 2,524.4	96	85
Latam transaction		1,639.9		
Total excluding Latam transaction**	$4,940.7	$ 4,164.3	19	12

n/m Not meaningful

* The results for the quarter ended September 30, 2007 included impairment and other charges of $52.7 million associated with the Latam transaction, partly offset by a benefit of $7.2 million due to eliminating depreciation on the assets in Latam in mid-April 2007.

** The results for the nine months ended September 30, 2007 included impairment and other charges of $1,664.6 million associated with the Latam transaction, partly offset by a benefit of $24.7 million due to eliminating depreciation on the assets in Latam in mid-April 2007.

- *U.S.:* Results increased for the quarter and nine months primarily due to higher franchised margin dollars.

- *Europe:* Operating results were driven by strong performance in France, Russia and the U.K. for both periods and positive results in Germany and most other markets.

- *APMEA:* Operating results for the quarter and nine months were driven by strong results in Australia and China, as well as positive performance in Japan and most other markets.

Combined Operating Margin: Combined operating margin is defined as operating income as a percent of total revenues. Combined operating margin for the nine months 2008 and 2007 was 27.5% and 14.8%, respectively. Impairment and other charges (credits) negatively impacted the 2007 operating margin by 9.8 percentage points.

Interest Expense

- Interest expense for the quarter and nine months increased due primarily to higher average debt levels, and to a lesser extent, higher interest rates and stronger foreign currencies. Higher average debt levels were due to the Company issuing certain debt in first quarter 2008 to take advantage of favorable market conditions to pre-fund a portion of its debt retired in third quarter 2008.

Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
Interest income	$(16.0)	$(32.0)	$(68.7)	$(82.9)
Translation and hedging activity	8.1	(1.6)	0.5	1.9
Other expense	1.1	6.9	1.7	20.7
Total	$ (6.8)	$(26.7)	$(66.5)	$(60.3)

- Lower interest rates and average cash balances negatively impacted interest income for the quarter and nine months. Interest income for the nine months included $11.6 million of interest on the partial recovery of prior years' sales taxes in the U.K.

Gain on Sale of Investment

In second quarter 2008, the Company sold its minority ownership interest in U.K.-based Pret A Manger. In connection with the sale, the Company received cash proceeds of $229.4 million and recognized a nonoperating gain of $160.1 million.

Income Taxes

The following tables present the provision for income taxes, the effective income tax rates and the impact of the Latam transaction for the quarters and nine months ended September 30, 2008 and 2007.

		2007		
Quarters ended September 30,	2008	Reported Amount	Latam Transaction	Excluding Latam Transaction
Income (loss) from continuing operations before provision for income taxes	$1,698.9	$1,453.6	$(45.5)	$1,499.1
Provision (benefit) for income taxes	507.6	449.9	(49.4)	499.3
Income from continuing operations	$1,191.3	$1,003.7	$ 3.9	$ 999.8
Effective income tax rate	29.9%	31.0%	n/m	33.3%

		2007		
Nine months ended September 30,	2008	Reported Amount	Latam Transaction	Excluding Latam Transaction
Income (loss) from continuing operations before provision for income taxes	$4,760.9	$2,287.8	$(1,639.9)	$3,927.7
Provision (benefit) for income taxes	1,433.0	1,226.0	(62.2)	1,288.2
Income (loss) from continuing operations	$3,327.9	$1,061.8	$(1,577.7)	$2,639.5
Effective income tax rate	30.1%	n/m	n/m	32.8%

n/m Not meaningful

- The lower effective income tax rates for the third quarter and nine months of 2008 include tax benefits related to certain international operations.

- The third quarter 2007 tax benefit for the Latam transaction was primarily due to the ability to realize additional losses as a result of the capital gain from the sale of Boston Market.

- The nine months 2007 tax benefit for the Latam transaction was minimal due to our inability to utilize most of the capital losses generated by this transaction.

Discontinued Operations

- In August 2007, the Company sold its investment in Boston Market and as a result, Boston Market's results of operations and transaction gain have been reflected in discontinued operations. In connection with the sale, the Company received net proceeds of approximately $250 million and recorded a gain of $68.6 million after tax. Boston Market's net loss for the third quarter and nine months 2007 was $1.1 million and $8.5 million, respectively.

Outlook

While the Company does not provide specific guidance on earnings per share, the following information is provided to assist in forecasting the Company's future results.

- Changes in Systemwide sales are driven by comparable sales and net restaurant unit expansion. The Company expects net restaurant additions to add slightly more than 1 percentage point to 2008 Systemwide sales growth (in constant currencies), most of which will be due to the 503 net traditional restaurants added in 2007.

- The Company does not generally provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point increase in U.S. comparable sales would increase annual net income per share by about 2.5 cents. Similarly, an increase of 1 percentage point in Europe's comparable sales would increase annual net income per share by about 2.5 cents.

- With about 75% of McDonald's grocery bill comprised of 10 different commodities, a basket of goods approach is the most comprehensive way to look at the Company's commodity costs. For the full year 2008, the total basket of goods is expected to rise about 7% in the U.S. and about 8% in Europe. Some volatility may be experienced between quarters in the normal course of business.

- The Company expects full-year 2008 selling, general & administrative expenses to decline, in constant currencies, although fluctuations may be experienced between the quarters.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense in 2008 to increase approximately 30% compared with 2007, while 2008 interest income is expected to decrease about 30% compared with 2007. In first quarter 2008, the Company issued certain debt to take advantage of favorable market conditions to pre-fund a portion of its debt retired in third quarter 2008.

- A significant part of the Company's operating income is generated outside the U.S., and about 40% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro and the British Pound. If the Euro and the British Pound both move 10% in the same direction compared with 2007, the Company's annual net income per share would change by about 8 cents to 9 cents.

- The Company expects the effective income tax rate for the full-year 2008 to be approximately 29% to 31%, although some volatility may be experienced between the quarters in the normal course of business.

- The Company expects capital expenditures for 2008 to be approximately $2 billion. About half of this amount will be reinvested in existing restaurants while the rest will primarily be used to open 1,000 restaurants (950 traditional and 50 satellites). The Company expects net additions of about 600 restaurants (700 net traditional additions and 100 net satellite closings). These restaurant numbers include new unit openings in affiliate and developmental license markets, such as Japan and those in Latin America, where the Company invests no capital.

- For 2007 through 2009, the Company expects to return $15 billion to $17 billion to shareholders through share repurchases and dividends, subject to business and market conditions. For the full year 2007 and first nine months of 2008 combined, the Company returned $10.8 billion to shareholders.

- The Company continually reviews its restaurant ownership structures to maximize cash flow and returns and to enhance local relevance. The Company expects to optimize its restaurant ownership mix by refranchising 1,000 to 1,500 Company-operated restaurants by the end of 2010, primarily in its major markets, and by continuing to utilize its developmental license strategy. In the first nine months of 2008, the Company refranchised about 425 restaurants, primarily in its major markets.

Restaurant Information

SYSTEMWIDE RESTAURANTS

At September 30,	2008	2007	Inc / (Dec)
U.S.*	13,871	13,804	67
Europe			
Germany*	1,317	1,288	29
United Kingdom	1,193	1,206	(13)
France	1,119	1,092	27
Spain	385	373	12
Italy	371	352	19
Other	2,161	2,127	34
Total Europe	6,546	6,438	108
APMEA			
Japan*	3,746	3,813	(67)
China	979	830	149
Australia	768	756	12
Taiwan	346	349	(3)
Other	2,291	2,173	118
Total APMEA	8,130	7,921	209
Other Countries & Corporate			
Canada*	1,413	1,402	11
Brazil	550	544	6
Mexico	372	357	15
Other	795	773	22
Total Other Countries & Corporate	3,130	3,076	54
Systemwide restaurants	31,677	31,239	438
Countries	118	118	—

* Reflected the following satellites: At September 30, 2008 – U.S. 1,168, Germany 159, Japan 1,370, Canada 437; At September 30, 2007 – U.S. 1,237, Germany 142, Japan 1,541, Canada 422.

13

SYSTEMWIDE RESTAURANTS BY TYPE

At September 30,	2008	2007	Inc / (Dec)
U.S.			
Operated by franchisees	11,423	11,080	343
Operated by the Company	1,898	2,123	(225)
Operated by affiliates	550	601	(51)
Total U.S.	13,871	13,804	67
Europe			
Operated by franchisees	4,058	3,813	245
Operated by the Company	2,044	2,251	(207)
Operated by affiliates	444	374	70
Total Europe	6,546	6,438	108
APMEA			
Operated by franchisees	3,025	2,744	281
Operated by the Company	2,290	2,173	117
Operated by affiliates	2,815	3,004	(189)
Total APMEA	8,130	7,921	209
Other Countries & Corporate			
Operated by franchisees	2,677	2,567	110
Operated by the Company	407	457	(50)
Operated by affiliates	46	52	(6)
Total Other Countries & Corporate	3,130	3,076	54
Systemwide			
Operated by franchisees*	21,183	20,204	979
Operated by the Company	6,639	7,004	(365)
Operated by affiliates	3,855	4,031	(176)
Total Systemwide	31,677	31,239	438

*   At September 30, 2008 and 2007 included 2,870 and 2,723 restaurants, respectively, operated by developmental licensees.

14

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

This report includes forward-looking statements about our plans and future performance, including those under Outlook. These statements use such words as "may," "will," "expect," "believe" and "plan." They reflect our expectations and speak only as of the date of this report. We do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements.

Our business and execution of our strategic plan, the Plan to Win, are subject to risks. The most important of these is our ability to remain relevant to our customers and a brand they trust. Meeting customer expectations is complicated by the risks inherent in our operating environment. The informal eating out segment of the restaurant industry, although largely mature in our major markets, is also highly fragmented and competitive. We have the added challenge of the cultural, economic and regulatory differences that exist among the more than 100 countries where we operate. We also face risk in adapting our business model in particular markets. The decision to own restaurants or to operate under franchise, developmental license or joint venture agreements is driven by many factors whose interrelationship is complex and changing. Regulatory and similar initiatives around the world have also become more wide-ranging and prescriptive and affect how we operate and our results. In particular, increasing focus on nutritional content and on the production, processing and preparation of food "from field to front counter" presents challenges for our Brand and may adversely affect our results.

These risks can have an impact both in the near- and long-term and are reflected in the following considerations and factors that we believe are most likely to affect our performance.

Our ability to remain a relevant and trusted brand and to increase sales depends largely on how well we execute the Plan to Win.

The Plan to Win addresses the key drivers of our business and results—people, products, place, price and promotion. The quality of our execution depends mainly on the following:

- Our ability to anticipate and respond to trends or other factors that affect the informal eating out market and our competitive position in the diverse markets we serve, such as spending patterns, demographic changes, trends in food preparation, consumer preferences and publicity about our products, all of which can drive consumer perceptions or affect the willingness of other companies to enter into site, supply or other arrangements or alliances with us, as well as our success in addressing these trends and factors or other competitive pressures;

- The success of our initiatives to support menu choice, physical activity and nutritional awareness and to address these and other matters of social responsibility in a way that communicates our values effectively and inspires the trust and confidence of our customers;

- Our ability to respond effectively to adverse consumer perceptions about the quick-service segment of the informal eating out market, our products and promotions (including the premiums we offer, such as our Happy Meal toys) or the reliability of our supply chain and the safety of the ingredients we use, and our ability to manage the potential impact on McDonald's of food-borne illnesses or product safety issues;

- The success of our plans to improve existing products and to roll-out new products and product line extensions, as well as the impact of our competitors' actions, including in response to our product improvements and introductions, and our ability to continue robust product development and manage the complexity of our restaurant operations;

- Our ability to achieve an overall product mix that differentiates the McDonald's experience and balances consumer value with margin expansion, including in markets where cost or pricing pressures may be significant;

- The impact of pricing, marketing and promotional plans on product sales and margins and on our ability to target these efforts effectively to maintain or expand market share;

- The impact of events such as consumer boycotts or protests, labor strikes and supply chain interruptions (including due to lack of supply or price increases) that can adversely affect us directly or adversely affect the vendors, franchisees and others that are also part of the McDonald's System and whose performance has a material impact on our results;

- Our ability to recruit and retain qualified local personnel to manage our operations and growth in certain developing markets;

15

- Our ability to drive restaurant improvements and to motivate our restaurant personnel to achieve sustained high service levels so as to improve consumer perceptions of our ability to meet expectations for quality food served in clean and friendly environments;

- Our ability to maintain alignment with our franchisees on capital-intensive and other operating and promotional initiatives;

- The risks to our Brand if a franchisee or licensee defaults in its obligations (particularly requirements to pay royalties, make capital investments and open new restaurants), experiences food safety or other operational problems or otherwise projects a brand image inconsistent with our values, all of which become more significant risks if an agreement places a large number of restaurants under the control of a single franchisee or licensee as is the case in Latin America;

- Whether our ongoing restaurant remodeling and rebuilding initiatives, which vary from year to year by market and type, are targeted at the elements of the restaurant experience that will best accomplish our goals to enhance the relevance of our Brand and achieve an efficient allocation of our capital resources; and

- Our ability to leverage promotional or operating successes in individual markets into other markets in a timely and cost-effective way.

Our results and financial condition are affected by global and local market conditions, which can adversely affect our sales, margins and net income.

Our results of operations are substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market and may prompt promotional or other actions that adversely affect our margins, constrain our operating flexibility or result in charges, restaurant closings or sales of Company-operated restaurants. Certain macroeconomic events, such as the current crisis in the financial markets, could have a more wide-ranging and prolonged impact on the general business environment, which could also adversely affect us. Whether we can manage these risks effectively depends mainly on the following:

- Our ability to manage upward pressure on commodity prices, as well as fluctuations in interest and foreign exchange rates, and the impact of governmental actions to manage national economic conditions such as consumer spending, inflation rates and unemployment levels, particularly given the current volatility in the global financial markets;

- The impact on our margins of labor costs given our labor-intensive business model, the trend toward higher wages in both mature and developing markets and the potential impact of union organizing efforts on day-to-day operations of our restaurants;

- Whether we are able to identify and develop restaurant sites, either directly or through licensees or other parties, consistent with our plans for net growth of Systemwide restaurants from year to year, and whether new sites are as profitable as expected;

- The challenges and uncertainties associated with operating in developing markets, such as China, Russia and India, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest, all of which are exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment; and

- The nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment charges that reduce our earnings, such as those that may occur as we change our ownership mix.

Our results and financial condition are affected by our ownership mix and whether we can achieve a mix that optimizes margins and returns, while meeting our business needs and customer expectations.

In recent years, we have reduced the number of Company-operated restaurants and we are planning further reductions by franchising Company-operated restaurants or entering into developmental license agreements. Whether and when we can achieve these plans, as well as their success, is uncertain and will be affected by the following:

- Our ability to identify prospective franchisees and licensees with the experience and financial resources in the relevant markets to be effective operators of McDonald's restaurants and how quickly we can reach agreement with our counterparties, which we expect will vary by market and could also vary significantly from period to period;

- The nature and amount of contingent liabilities and other exposures we may retain in connection with developmental license agreements, such as the indemnification obligations we may incur as a result of the Latam transaction;

- The risk that our contractual and other rights and remedies to protect against defaults by our counterparties will be limited by local law, costly to exercise or otherwise subject to limitations or litigation that may impair our ability to prevent or mitigate any adverse impact on our Brand or on the financial performance we expect under our franchising and developmental license agreements; and

- Changes in the operating or legal environment and other circumstances that cause us to delay or revise our plans to alter our ownership mix, including potential constraints on access to capital by existing or prospective franchisees.

Increasing regulatory complexity will continue to affect our operations and results in material ways.

Our legal and regulatory environment worldwide exposes us to complex compliance, litigation and similar risks that affect our operations and results in material ways. In many of our markets, including the United States and Europe, we are subject to increasing regulation, which has increased our cost of doing business. In developing markets, we face the risks associated with new and untested laws and judicial systems. Among the more important regulatory and litigation risks we face and must manage are the following:

- The cost, compliance and other risks associated with the often conflicting regulations we face, especially in the United States where inconsistent standards imposed by local, state and federal authorities can adversely affect consumer perceptions and increase our exposure to litigation or governmental investigations or proceedings, and the impact of new, potential or changing regulation that affects or restricts elements of our business, particularly those relating to advertising to children, nutritional content and product labeling and safety;

- The impact of nutritional, health and other scientific inquiries and conclusions, which constantly evolve and often have contradictory implications, but nonetheless drive consumer perceptions, litigation and regulation in ways that could be material to our business;

- The risks and costs of McDonald's nutritional labeling and other disclosure practices, particularly given differences among applicable legal requirements and laws and among practices within the restaurant industry with respect to testing and disclosure, ordinary variations in food preparation among our own restaurants, and reliance on the accuracy and completeness of information obtained from third party suppliers;

- The impact of litigation trends, particularly in our major markets, including class actions, labor and employment matters and landlord/tenant disputes, the relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings; and the cost and other effects of settlements or judgments, which may require us to make disclosures or take other actions that may affect perceptions of our Brand and products;

- Adverse results of pending or future litigation, including litigation challenging the composition of our products or the appropriateness or accuracy of our advertising or other communications;

- The increasing costs and other effects of compliance with existing and possible future U.S. federal, state and local regulations regarding immigration and evolving enforcement standards under those regulations, as well as compliance with other U.S. and overseas labor regulations, including regulations relating to wage and hour practices, job classification, mandatory healthcare benefits and unlawful workplace discrimination;

- Whether the impact of the current financial crisis on unemployment levels and consumer confidence is prolonged or economic conditions deteriorate further, despite initiatives to stabilize the markets, and the effect of the crisis and related initiatives or potential regulation in the financial services industry on the cost and availability of funding for the Company and its franchisees, inflation and foreign exchange rates;

- Disruptions in our operations or price volatility in a market that can result from governmental actions, such as price or import-export controls or government-mandated closure of our or our vendors' operations, and the cost and disruption of responding to government investigations, whether or not they have merit or are undertaken to achieve political impact;

- The risks associated with information security and the use of cashless payments, such as increased investment in technology, the costs of compliance with privacy, consumer protection and other laws, the impact on our margins as the use of cashless payments increases, the potential costs associated with alleged security breaches and the loss of consumer confidence that may result; and

- The impact of changes in financial reporting requirements, accounting principles or practices, related legal or regulatory interpretations or our critical accounting estimates, changes in tax accounting or tax laws (or interpretations thereof), and the impact of settlements of adjustments proposed by the IRS in connection with our tax audits, all of which will depend on their timing, nature and scope.

The trading volatility and price of our common stock may be affected by many factors.

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these, some of which are outside our control, are the following:

- The current financial crisis, which has caused unprecedented market volatility worldwide;

- Governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the United States which is the principal trading market for our common stock, and media reports and commentary about economic or other matters, such as the U.S. Presidential election, even when the matter in question does not directly relate to our business;

- Trading activity in our common stock or related instruments, which can reflect market commentary or expectations about our business (including commentary that may be unreliable or incomplete in some cases), but also significant purchases by shareholders who may seek to affect our business strategies, or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average; and

- The impact of our stock repurchase program, dividend rate or changes in our debt levels that may affect our credit ratings, interest expense, ability to obtain funding on favorable terms or our flexibility, especially if lenders impose new operating or financial covenants, as well as the impact of other corporate actions, such as initiatives to rationalize our operating structure.

Our results can be adversely affected by disruptions or events, such as the impact of severe weather conditions and natural disasters.

Severe weather conditions, terrorist activities, health epidemics or pandemics or the prospect of these events can have an adverse impact on consumer spending and confidence levels or on other factors that affect our results and prospects, such as commodity costs. Our receipt of proceeds under any insurance we maintain with respect to certain of these risks may be delayed or the proceeds may be insufficient to offset our losses fully.

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